Exhibit 99.2

Q2 2016

Management Discussion and Analysis

Of Financial Condition and Results of Operations

For the Three and Six Months Ended December 31, 2015 ("Q2 2016") and December 31, 2014 ("Q2 2015")

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of February 10, 2016, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended December 31, 2015 and 2014, as well as the Company's latest annual MD&A ("2015 Annual MD&A") and audited financial statement for the years ended June 30,2015 and 2014 (as found on www.sedar.com or on DHX's website at www.dhxmedia.com). The unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended December 31, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

DHX is a public company incorporated under the Canadian Business Corporations Act whose Variable Voting Shares and Common Voting Shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX .B, respectively. On June 23, 2015, the Company's Variable Voting Shares commenced trading on the NASDAQ Global Trading Market (the "NASDAQ") under the symbol DHXM. Additional information relating to the Company can be found on its website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its unaudited interim condensed consolidated financial statements for the first quarter of 2012 (three months ended September 30, 2011).

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totalled, may be slightly different than the corresponding total.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management. Specific forward-looking statements in this document include, but are not limited to:

•	the business strategies of DHX;
•	the future financial and operating performance of DHX and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of DHX; and
•	the markets and industries, including competitive conditions, in which DHX operates.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A and the 2015 Annual MD&A, as well as noted in the “Risk Factors” section of the Company’s most recent “Annual Information Form”.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

2

Business of the Company

DHX is a leading independent creator, producer, distributor, licensor, and broadcaster of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX Wildbrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014;
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014; and
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014.

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 11,500 half hours of award winning programming. DHX is recognized for  brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Animal Mechanicals, Super WHY!, Degrassi, our new series' Make It Pop, and Slugterra. With the acquisition of DHX Television, the Company added broadcasting by acquiring the Family Channel (the"Family Channel"), including its multiplex feed now known as Family Jr ("Family Jr"), the French-language Category B specialty television channel now known as Télémagino ("Télémagino"), and the English-language Category B specialty television channel now known as Family CHRGD ("Family CHRGD") (together, the "Family Channel Business"). DHX’s wholly owned European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 23rd season. DHX has a global footprint and has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and Amsterdam, among others.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television's ownership of the Family Channel Business, 4) merchandising and licensing (“M&L”) for owned brands and music and royalties (including, among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos), 5) M&L represented through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues which also includes new media and mobile.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses and in M&L if it relates to royalties or revenues generated from non-television licenses. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

3

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the years ended June 30, 2015 and 2014 for details on revenue recognition).

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, YouTube, Amazon, and home entertainment) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. Family Channel and Family Jr are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Family CHRGD and Télémagino have specialty television licenses, which permit them to generate advertising revenues, but the majority of the revenues are subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Subscriber revenues account for 80-90% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows and MOW’s for third parties.

M&L-Owned (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos) and revenues earned on music publishing rights, music retransmission rights, and other royalties. M&L revenues for owned brands include non-refundable minimum guarantees associated with M&L deals, which the Company recognizes on a straight-line basis over the term of the deal, unless the underlying royalties exceed the minimum guarantee.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, including mobile smartphones and tablets, and other revenue.

4

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three and six months ended December 31, 2015 and 2014 has been derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three and six months ended December 31, 2015 and 2014, and can be found at www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Each reader should read the following information in conjunction with those statements and the related notes.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income (Loss) Data:[1]
Revenues	81,480	64,256	145,390	107,287
Direct production costs and expense of film and television produced[2]	(34,952)	(26,338)	(63,201)	(43,421)
Expense of book value of acquired libraries	(2,241)	(411)	(3,345)	(1,285)
Gross margin[3]	44,287	37,507	78,844	62,581
Selling, general, and administrative	(18,345)	(14,743)	(35,621)	(26,696)
Write-down of certain investment in film and television programs	(500)	(15)	(500)	(15)
Amortization, finance and other expenses, net[2,4]	(10,499)	(15,175)	(18,889)	(38,427)
Recovery of (provision for) income taxes	(3,272)	(2,035)	(4,639)	363
Net income (loss)	11,671	5,539	19,195	(2,194)

Cumulative translation adjustment	(2,195)	(2,317)	(6,025)	(5,210)
Comprehensive income (loss)	9,476	3,222	13,170	(7,404)
Basic earnings (loss) per common share	0.09	0.05	0.15	(0.02)
Diluted earnings per (loss) common share	0.09	0.04	0.15	(0.02)
Weighted average common shares outstanding (expressed in thousands)
Basic	124,734	120,414	124,361	120,154
Diluted	126,508	123,602	126,444	120,154
Diluted for adjusted net income (loss)	126,508	123,602	126,444	123,250

Adjusted net income[5]	12,594	9,832	20,915	15,367
Basic adjusted earnings per common share[5]	0.10	0.08	0.17	0.13
Diluted adjusted earnings per common share[5]	0.10	0.08	0.17	0.12

	As at December 31, 2015	As at June 30, 2015
Consolidated Balance Sheet Data:
Cash and restricted cash	60,561	42,907
Investment in film and television programs	237,678	194,226
Total assets	902,669	808,238
Total liabilities	625,445	546,284
Shareholders' equity	277,224	261,954

1The financial information for the three and six months ended December 31, 2015 includes the full results for all of the Company's operations. The financial information for the three months ended December 31, 2014 includes the full results for all of the Company's operations except: 1) the Echo Bridge assets, which were owned for 49 days, and Nerd Corps, which only had 9 days of activity. The financial information for the six months ended December 31, 2014 includes the full results for all of the Company's operations except: 1) DHX Television, which had only 153 days of activity; ii) the Echo Bridge assets, which were owned for 49 days; and iii) Nerd Corps, which had only 9 days of activity.

2Direct production costs and expense of film and television produced for three and six months ended December 31, 2015 excludes the expense of acquired libraries $4,440 and $6,538, respectively (three and six months ended December 31, 2014-$3,246 and $4,740, respectively) for the amortization recorded on the purchase price allocation bump to investment in film, which is included in Amortization, finance and other expenses, net.

3Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

4Other costs for the three and six months ended December 31, 2015 include acquisition costs of $nil and $nil (December 31, 2014-$1,077 and $4,995, respectively).

5See "Reconciliation of Historical Results to Adjusted Net Income" section of this MD&A for the details of Adjusted Net Income. Basic adjusted earnings per common share is computed by dividing adjusted net income for three and six months ended December 31, 2015 of $12,594 and $20,915, respectively (December 31, 2014-$9,832 and $15,367, respectively) by basic weighted average common shares outstanding of 124,734 and 124,361, respectively (December 31, 2014-120,414 and 120,154, respectively). Diluted adjusted earnings per common share is computed by dividing adjusted net income for three and six months ended December 31, 2015 of $12,594 and $20,915, respectively (December 31, 2014-$9,832 and $15,367, respectively) by diluted weighted average common shares outstanding of 126,508 and 126,444, respectively (December 31, 2014-123,602 and 123,250, respectively).

5

Results for the six months ended December 31, 2015 (“Six Months 2016”) compared to the six months ended December 31, 2014 (“Six Months 2015”)

Revenues

Revenues for Six Months 2016 were $145.39 million, up 36% from $107.28 million for Six Months 2015. The increase for Six Months 2016 was due to higher distribution revenues (95% organic, 5% acquisitive), accounting for 26% of the increase, strong growth in proprietary production revenues (94% organic, 6% acquisitive), accounting for 18% of the increase, strong growth in M&L-represented revenues (all organic), accounting for 20% of the increase, a significant increase in producer and service fee revenues (81% organic, 19% acquisitive), accounting for 33% of the increase, and the inclusion of DHX Television revenues for the entire period, versus five months in Six Months 2015, accounting for 4% of the growth, offset by a small decrease in M&L-owned revenues (85% organic, 15% acquisitive).

Proprietary production revenues: Proprietary production revenues for Six Months 2016 were $24.81 million, an increase of 38% (8% acquisitive and 30% organic) compared to $17.92 million for Six Months 2015. For Six Months 2016, the Company added 115.0 proprietary half-hours to the library, up 29% from 89.0 half-hours for Six Months 2015. For the Six Months 2016, the Company added 46 half-hours of third party produced titles with distribution rights (Six Months 2015-nil). The proprietary production revenue was ahead of Management's quarterly pacing provided in the Q1 2016 MD&A, as certain titles were delivered earlier than expected, but overall proprietary deliveries are expected to track to previously reported annual expectations (see delivery chart below for further details).

6

The breakdown for content library deliveries (including proprietary deliveries and deliveries on distribution rights for third party produced titles) and dollar value subtotals per category for Six Months 2016 and Six Months 2015 was as follows:

		Six Months 2015		Six Months 2016
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
The Deep	I		12		—
Degrassi	XIV		—		19
Degrassi	XV		20		—
Dr. Dimensionpants	I		—		6
Endangered Species	II		—		1
Hank Zipzer	II		—		13
Hank Zipzer	III		8		—
Inspector Gadget	I		—		16
Looped	I		—		8
Make It Pop	II		13		—
Open Heart	I		—		2
Slugterra	III		11		—
Supernoobs	I		24		—
Teletubbies	I		15		—
You & Me	I		—		13
Subtotals		$22.32	103	$15.76	78

Third Party Produced Titles with Distribution Rights
Backstage			5		—
Fangbone			2		—
Gaming Show			6		—
Kuu Kuu Harajuku			1		—
Messy Goes to Okido			12		—
Rainbow Ruby			2		—
Super Why!			14		—
Topsy & Tim			2		—
Subtotals			44		—

Total Children's and Family		$22.32	147	$15.76	78

Comedy:

Proprietary
This Hour Has 22 Minutes	XXII		—		11
This Hour Has 22 Minutes	XXIII		12		—
Subtotals		$2.49	12	$2.16	11

Third Party Produced Titles with Distribution Rights
Body Buds			1		—
Disorderly			1		—
			2		—

Total Comedy		$2.49	14	$2.16	11

Total Proprietary		$24.81	115	$17.92	89
Total Third Party Produced Titles with Distribution Rights		—	46	—	—
		$24.81	161	$17.92	89

Distribution revenues: For Six Months 2016, distribution revenues were up 43% to $32.61 million (7% acquisitive and 36% organic), from $22.75 million for Six Months 2015, primarily due to the continuing growth of new digital customers, platforms, and territories, and was towards the upper end of Management's quarterly pacing expectations. The results continued to benefit somewhat from the tail winds created by the weakening Canadian dollar relative to the USD and GBP. For Six Months 2016, the Company closed significant deals, among others previously announced, as follows: DirectTV Digital LLC, Lagardere Thematiques , Zhejiang Tmall Network Co., Ltd (Alibaba). Also included in these figures are advertising and subscription video on demand (“VOD”) revenues, from multiple platforms, including Amazon and YouTube. The cash contribution from the Google (YouTube.com) relationship for Six Months 2016 was $4.93 million (gross revenue-$8.81 million), up 54% versus Six Months 2015 $3.20 million (gross revenue-$5.82 million).

7

Television revenues: For Six Months 2016, television revenues were $37.60 million (Six Months 2015-$35.90 million, which included the 5 month period from July 31, 2014 through December 31, 2014), above the mid-point of Management's expectations for DHX Television. Approximately 86% or $32.27 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 14% or $5.33 million of the total television revenues.

M&L-owned revenues (including music and royalties): For Six Months 2016, M&L-owned revenues decreased 6% (14% acquisitive and (20)% organic) to $9.06 million (Six Months 2015-$9.66 million). For Six Months 2016, the Company also recognized revenues of $1.23 million associated with the 2015 Big Ticket Concert tour, a drop of 65%, versus $3.48 million in Six Months 2015 for Yo Gabba Gabba! Live! (see "Live Tours Update" section for further details). Excluding the live tour revenues, M&L-owned revenues for Six Months 2016 were up 27% from Six Months 2015 as the Company continued to see acceleration and recognized revenues related to non-refundable minimum guarantees associated with Telebubbies and Twirlywoos. As Management expected slightly higher growth in the period, M&L-owned revenues were below the low end of Management's quarterly expectations mainly based on actual timing and recognition of certain minimum guarantees. Management expects Q3 and Q4 2016 M&L-owned revenues to increase over Six Months 2016, but based on actuals for the Six Months 2016, has accordingly adjusted annual expectations slightly downwards.

M&L-represented revenues: For Six Months 2016, M&L-represented revenue was $13.83 million up 128% (all organic) overall (Six Months 2015-$6.06 million) and were well above the high end of Management's expectations, driven mainly by the exceptional performance of our represented brands Despicable Me and Minions in several territories, and also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. As a result, Management has increased its annual expectations. The results also benefited somewhat from the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Six Months 2016, the Company earned $25.79 million for producer and service fee revenues, an increase of 94% (37% acquisitive and 57% organic) versus the $13.26 million for Six Months 2015, and above mid-point of Management's expectations. This increase was a result of a combination of the acquisition of Nerd Corps and global demand for children's content.

New media and rental revenues: For Six Months 2016, new media revenues decreased 2% (25% acquisitive and (27)% organic) to $1.69 million (Six Months 2015-$1.73 million) based primarily on apps, games, and the final UMIGO deliverables.

Gross Margin

Gross margin for Six Months 2016 was $78.84 million, an increase in absolute dollars of $16.26 million or 26% compared to $62.58 million for Six Months 2015. The overall gross margin for Six Months 2016 at 54% of revenue was near but slightly below the mid-point of Management's expectations, driven by lower than expected distribution gross margins and slightly weaker than expected proprietary production gross margins, offset by higher than expected gross margins for DHX Television and M&L-represented. Gross margin for Six Months 2016 was calculated as revenues of $145.39 million, less direct production costs and expense of investment in film of $63.20 million and $3.35 million expense of book value of acquired libraries, (Six Months 2015-$107.29 million less $43.42 million and less $1.29 million, respectively).

For Six Months 2016, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $8.37 million or 34%, net producer and service fee revenue margin of $10.79 million or 42%, distribution revenue margin of $16.98 million or 52% ($10.44 million or 32% when the remaining $6.54 million for the expense of acquired libraries below the line is considered), M&L-owned margin was $5.43 million or 60%, M&L-represented revenue margin was $13.83 million or 100%, and new media margin of $0.83 million or 49%. Gross margins for DHX Television was $22.63 million or 60%, calculated as revenue of $37.60 million less programming costs, third party content fees, and other direct creative costs of $14.97 million. DHX Television margins at 60% for the Six Months 2016 were at the high end of Management's expectations for this stage of the rebranding and were a direct result of lower external content costs.

8

Production margin at 34%, varies on product delivery mix and was within Management’s quarterly expectations, albeit below the mid-point as the product delivery mix contained a higher percentage of live action titles than normal. Producer and service fee margins can vary greatly and at 42% (as compared to 40% for Six Months 2015) were at the high end of Management’s expectations and were positively impacted by the weakening Canadian dollar. Distribution margin can fluctuate greatly from title-to-title and at 52% was below the low end of Management’s expectations as the product mix for the Six Months 2016 contained a higher than expected weighting towards newer titles which typically carry lower gross margins than library sales. It does, however, bode well for future margins and for additional sales as the newer titles are in high demand.

Operating Expenses (Income)

SG&A

SG&A costs for Six Months 2016 were up 33% at $35.62 million compared to $26.70 million for Six Months 2015. For Six Months 2016, SG&A includes all of the SG&A associated with the DHX Television, Echo Bridge, and Nerd Corps acquisitions. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has continued to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. SG&A also includes $2.91 million in non-cash share-based compensation (Six Months 2015-$1.71 million). When adjusted, cash SG&A at $32.71 million was near the top end of Management’s Six Months 2016 SG&A expectations.

Amortization and Expense of Acquired Libraries

For Six Months 2016, amortization and expense of acquired libraries was up 55% to $13.21 million (Six Months 2015-$8.54 million). For Six Months 2016, the expense of acquired libraries was up to $6.54 million due to the Cookie Jar, Ragdoll, Epitome, Echo Bridge, and Nerd Corps acquisitions (Six Months 2015-$4.74 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $3.35 million (Six Months 2015-$1.29 million) is shown as a reduction of gross margin noted above]. For Six Months 2016, amortization of P&E was $2.19 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Six Months 2015-$1.60 million). For Six Months 2016, amortization of intangible assets was up 104% to $4.49 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Six Months 2015-$2.20 million).

Development Expenses and Other Charges and Tangible Benefit Obligation

During Six Months 2016, there was $2.46 million for development expenses and other charges (Six Months 2015-$1.90 million), which was made up of $0.40 million in severance and other integration costs and $2.05 million related to the previously disclosed rebranding of the DHX television channels. The Company recorded $nil for Tangible Benefit Obligation Expense (Six Months 2015-$14.22 million).

Write-down of Certain Investments in Film and Television Programs

During Six Months 2016, there was $0.50 million recorded for write-down of certain investments in film and television programs (Six Months 2015-$0.02 million).

Acquisition Costs

During Six Months 2016, there was $nil for acquisition costs (Six Months 2015-$5.00 million for Epitome, DHX Television, Echo Bridge, and Nerd Corps).

Finance Income (Expense)

For Six Months 2016, the Company recorded net finance expense of $3.21 million versus $8.77 million net finance expense for Six Months 2015. Six Months 2016 net finance expense consists of $8.51 million for interest on long-term debt and capital leases (Six Months 2015-$6.38 million), $0.29 million for finance and bank charges including interest on the revolving line of credit (Six Months 2015-$0.89 million), a debt extinguishment charge of $nil, being the pro-rata share of the unamortized debt issue costs recorded at the time of repayment of the Amended Term Facility (see "Senior Unsecured Notes" section of the MD&A for more details) (Six Months 2015-$3.91 million), changes to the debt premium of the Senior Unsecured Notes of $0.01 million (Six Months 2015-$(0.02) million), accretion on the tangible benefit obligation of $0.46 million (Six Months 2015-$0.36 million), and changes in the fair value of the redemption option on the Senior Unsecured Notes of $0.75 million (Six Months 2015-$(0.28) million) offset by finance income of $0.16 million (Six Months 2015-$0.17 million) and a foreign exchange gain of $6.65 million (Six Months 2015-$2.29 million).

9

Adjusted EBITDA

For Six Months 2016, Adjusted EBITDA was $46.13 million, up $8.54 million or 23% over $37.60 million for Six Months 2015. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Income Taxes

Income tax for Six Months 2016 was an expense of $4.64 million (Six Months 2015-$0.36 million tax recovery) made up of $7.84 million expense (Six Months 2015-$8.16 million expense) for current income tax and deferred income tax recovery of $3.20 million (Six Months 2015-$8.52 million recovery).

Net Income (Loss) and Comprehensive Income (Loss)

For Six Months 2016 net income was $19.20 million ($0.15 basic and diluted earnings per share), compared to net loss of $2.19 million ($0.02 basic and diluted loss per share) for Six Months 2015, an increase of $21.39 million in absolute dollars. For Six Months 2016, net income adjusted was $20.92 million, or $0.17 adjusted basic and adjusted diluted earnings per share, adjusted for identified charges totaling $1.72 million (net of $0.74 million tax effect). Net income adjusted is up 36% as compared to $15.37 million adjusted net income for Six Months 2015 adjusted identified charges of $17.57 million (net of $5.57 million tax effect) or $0.13 adjusted basic and $0.12 diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A.

Comprehensive income for Six Months 2016 was $13.17 million, compared to comprehensive loss of $7.40 million for Six Months 2015, or an increase of $20.57 million in absolute dollars.

10

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended December 31, 2015. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2015 and 2014 as filed on www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2016[1]		Fiscal 2015[1]				Fiscal 2014[1]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(All numbers are in thousands	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
except per share data)	$	$	$	$	$	$	$	$

Revenue	81,480	63,910	71,170	85,582	64,256	43,031	29,745	29,029

Gross Margin[2]	44,287	34,557	37,666	44,793	37,507	25,074	18,864	17,486

Adjusted EBITDA2 & 3	27,759	18,372	22,810	29,803	23,869	13,727	10,192	9,426

Net Income (Loss)	11,671	7,524	3,696	18,031	5,539	(7,733)	1,040	1,802

Adjusted Net Income[2]	12,594	8,321	5,006	18,031	9,832	5,535	2,551	2,580

Comprehensive Income (Loss)	9,476	3,694	6,014	13,771	3,222	(10,626)	2,197	1,658

Basic Earnings Per Common Share	0.09	0.06	0.03	0.15	0.05	(0.06)	0.01	0.02
Diluted Earnings Per Common Share	0.09	0.06	0.03	0.14	0.04	(0.06)	0.01	0.02
Adjusted Basic Earnings Per Common Share[4]	0.10	0.07	0.04	0.15	0.08	0.05	0.02	0.02
Adjusted Diluted Earnings Per Common Share[4]	0.10	0.07	0.04	0.14	0.08	0.05	0.02	0.02

1The financial information for Q2 2016, Q1 2016, Q4 2015, and Q3 2015 includes the full results for all of the Company’s operations. The financial information for the Q2 2015 includes the full results for all of the Company’s operations except: i) the Echo Bridge assets, which were owned for 49 days; and ii) Nerd Corps, which had only 9 days of activity. The financial information for Q1 2015 includes financial information for all operations except DHX Television, which only had 61 days of activity, and the Echo Bridge assets and Nerd Corps, as this was prior to these acquisitions. The financial information for Q4 2014 includes the full results for all the Company's operations except Epitome, which only had 89 days of financial activity, and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions. The financial information for Q3 2014 includes the full results for all the Company's operations except Epitome and DHX Television, the Echo Bridge assets, and Nerd Corps, as this was prior to these acquisitions.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details) (also see the “Reconciliation of Historical Results to Adjusted EBITDA” and "Reconciliation of Historical Results to Adjusted Net Income) sections of this MD&A).

3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Adjusted EBITDA for each period can be found in the "Reconciliation of Historical Results to Adjusted EBITDA" section of the MD&A for each respective period.

4Note for Fiscal 2015 basic earnings per common share is $0.16 and diluted earnings per common share is $0.16, however due to rounding Q1-Q4 2015 sums to $0.17 and $0.15, respectively. Note for Fiscal 2014 basic and diluted earnings per common share is $0.07, however, due to rounding Q1-Q4 2014 sums to $0.08.

5Basic adjusted and diluted adjusted earnings per share for Q2 2016 has been adjusted by identified charges of $0.92 million (net of tax effect of $0.40 million); Q1 2016 has been adjusted by identified charges of $0.80 million (net of tax effect of $0.34 million); Q4 2015 has been adjusted by acquisition costs and identified charges of $1.31 million (net of tax effect of $0.48 million); Q3 2015 does not contain any adjustments for identified charges; Q2 2015 - acquisition costs and identified charges of $1.48 million (net of $0.40 million tax recovery) and a debt extinguishment charge of $2.82 million (net of a tax effect of $1.10 million); Q1 2015 - acquisition costs and identified charges of $2.82 million (net of $1.10 million tax effect) and tangible benefit obligation expense of $10.45 million (net of tax effect of $3.77 million); Q4 2014 - acquisition costs and identified charges of $1.50 million (net of $0.68 million tax effect); Q3 2014 - acquisition costs and identified charges of $0.78 million (net of $0.33 million tax effect) to the period net income and dividing by the number of weighted average common shares outstanding for basic and diluted for each quarter (Q2 2016 - 124,734 and 126,508; Q1 2016 - 123,987 and 126,290; Q4 2015 - 123,459 and 126,147; Q3 2015 - 123,207 and 126,098; Q2 2015 - 120,414 and 123,602; Q1 2015 - 119,894 and 122,969; Q4 2014 - 119,585 and 122,485; and Q3 2014 - 116,191 and 119,378, respectively).

11

Results for the three months ended December 31, 2015 (“Q2 2016”) compared to the three months ended December 31, 2014 (“Q2 2015”)

Revenues

Revenues for Q2 2016 were $81.48 million, up 27% from $64.25 million for Q2 2015. The increase in Q2 2016 was generally due to increases in distribution revenues (92% organic, 8% acquisitive), which accounted for 34% of the growth, proprietary production revenues (97% organic, 3% acquisitive), which accounted for 48% of the growth, producer and service fee revenues (91% organic, 9% acquisitive), which accounted for 28% of the growth, M&L-represented revenues (all organic), which accounted for 23% of the growth, offset by a decrease in M&L-owned revenues (all organic), which accounted for (13)% of the growth, DHX Television revenues, which accounted for (18)% of the growth, and New Media revenues, which accounted for (2)% of the growth.

Proprietary production revenues: Proprietary production revenues for Q2 2016 were $20.71 million, an increase of 68% (62% organic, 6% acquisitive) compared to $12.36 million for Q2 2015. For Q2 2016, the Company added 76.0 proprietary half-hours to the library up 31% versus 58.0 proprietary half-hours for Q2 2015. For Q2 2016, the Company added 16.0 half-hours of third party produced titles with distribution rights (Q2 2015-nil). The proprietary production revenue was above the high end of Management's range for quarterly pacing provided in the Q1 2016 MD&A and was a direct result of certain titles being delivered ahead of schedule. Management expects annual deliveries and revenues to track to the previously reported annual expectations (see delivery chart below for further details).

12

The breakdown for content library deliveries (including proprietary deliveries and deliveries on Distribution rights for third party produced titles) and dollar value subtotals per category for Q2 2016 and Q2 2015 was as follows:

		Q2 2016		Q2 2015
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
The Deep	I		6		—
Degrassi	XIV		—		9
Degrassi	XV		20		—
Endangered Species	II		—		1
Hank Zipzer	II		—		13
Hank Zipzer	III		8		—
Inspector Gadget	I		—		9
Looped	I		—		8
Make it Pop!	II		13		—
Open Heart	I		—		2
Slugterra	III		5		—
Supernoobs	I		12		—
You & Me	I		—		5

Subtotals		$18.22	64	$10.20	47

Third Party Produced Titles with Distribution Rights
Backstage			5		—
Fangbone			2		—
Kuu Kuu Harajuku			1		—
Messy Goes to Okido			6		—
Rainbow Ruby			2		—
Subtotals			16		—

Total Children's and Family		$18.22	80	$10.20	47

Comedy:

Proprietary
This Hour Has 22 Minutes	XXII		—		11
This Hour Has 22 Minutes	XXIII		12		—
Total Comedy		$2.49	12	$2.16	11

Total Proprietary		$20.71	76	$12.36	58
Total Third Party Produced Titles with Distribution Rights		—	16	—	—
		$20.71	92	$12.36	58

Distribution revenues: For Q2 2016, distribution revenues were up 46% to $18.58 million (11% acquisitive and 35% organic), from $12.76 million for Q2 2015, primarily due to the continuing growth of new digital customers, platforms, and territories and was at the very top of Management's quarterly pacing expectations. For Q2 2016, amongst other key distribution deals for both linear and digital platforms, the Company closed a significant and previously announced deal with Netflix Inc., and additional deals with Turner Broadcasting Corporation, OTT Pacifico, Hessischer Rundfunk. Also included in these figures are certain digital revenues such as advertising and subscription video on demand ("VOD") revenues, from multiple platforms including Amazon and YouTube.

Television revenues: For Q2 2016, Management is pleased to report, while television revenues were down 14% to $18.78 million from $21.91 million from Q2 2015, these results were at the high end of Management's quarterly pacing expectations. Approximately 82% or $15.49 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 18% or $3.29 million of the total television revenues. Advertising and promotion revenues typically peak during the holiday season.

13

M&L-owned revenues (including music and royalties): For Q2 2016, the M&L-owned revenues were $4.34 million, down 34% (all organic) as compared to $6.62 million for Q2 2015. For Q2 2016, M&L-owned revenues had no amounts for live events compared to Q2 2015, which included revenues of $3.48 million from the Yo Gabba Gabba! Live! tour show. Excluding the live tour revenues, M&L-owned revenues for Q2 2016 were up 38% as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies and Twirlywoos. M&L-owned revenues were below the low end of Management's quarterly expectations based on quarterly timing of recognition of certain minimum guarantees. Management expects Q3 and Q4 2016 M&L-owned revenues to increase relative to Q1 and Q2 pacing, but has adjusted its annual expectations downward slightly to account for the revised expectations of quarterly timing of certain deals.

M&L-represented revenues: For Q2 2016, M&L-represented revenues were up $4.03 million (all organic) to $7.12 million compared to Q2 2015 at $3.09 million, and were well above the high end of Management's Q2 2016 expectations, driven mainly by the strong performance of our represented brands Despicable Me and Minions in several territories but also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. As a result, Management has increased its annual revenue expectations. The results also continued to benefit somewhat from tail winds created by the weakening Canadian dollar compared to the GBP.

Producer and service fee revenues: For Q2 2016, the Company earned $11.49 million for producer and service fee revenues, an increase of 74% (16% acquisitive and 58% organic) versus the $6.62 million from Q2 2015, at the mid-point of Management's expectations.

New media revenues: For Q2 2016, new media revenues were down $0.43 million or 49% (22% acquisitive and (71)% organic) to $0.46 million (Q2 2015-$0.89 million) based primarily on apps and games as the UMIGO project has now been completed, accounting for the decline in revenues.

Gross Margin

Gross margin for Q2 2016 was $44.29 million, an increase in absolute dollars of $6.78 million or 18% compared to $37.51 million for Q2 2015. The overall gross margin for Q2 2016 at 54% of revenue was at the low end of Management's quarterly expectations and was the result of lower than expected distribution margins as an unexpectedly high percentage of the distribution revenues for the quarter were from newer library titles, which typically have lower margins, and lower proprietary production margins as the product delivery mix contained a higher than normal percentage of live action shows which typically carry lower margins. Gross margin for DHX Television was 67% or $12.57 million, calculated as revenue of $18.78 million, less programming costs, third party fees, and other direct creative costs of $6.21 million, which was above Management's expectations as a result of lower external content costs and seasonal increases in advertising and promotion revenues. Gross margin for Q2 2016, including DHX Television, was calculated as revenues of $81.48 million, less direct production costs and expense of investment in film of $34.95 million and $2.24 million expense of book value of acquired libraries, (Q2 2015-$64.26 million less $26.34 million and less $0.41 million, respectively).

For Q2 2016, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $6.83 million or 33%, net producer and service fee revenue margin of $5.73 million or 50%, distribution revenue margin of $8.78 million or 47% ($4.34 million or 23% when the remaining $4.44 million for the expense of acquired libraries below the line is removed), television margin was $12.57 million or 67%, M&L-owned margin was $2.83 million or 65%, M&L-represented revenue margin was $7.12 million or 100%, and new media margin of $0.42 million or 93%.

Operating Expenses (Income)

SG&A

SG&A costs for Q2 2016 increased 24% to $18.35 million compared to $14.74 million for Q2 2015. For Q2 2016, SG&A includes the SG&A associated with the Echo Bridge and Nerd Corps acquisitions. SG&A also reflects increased levels of SG&A within DHX Brands and DHX Distribution as Management has continued to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms. SG&A includes $1.82 million (Q2 2015-$1.11 million) in non-cash share-based compensation, the result of the acceleration of the vesting of certain stock options based on performance. When adjusted, cash SG&A at $16.53 million was at the high end of Management’s quarterly SG&A expectations.

14

Amortization and Expense of Acquired Libraries

For Q2 2016, amortization and expense of acquired libraries was up 47% to $7.90 million (Q2 2015-$5.38 million). For Q2 2016, the expense of acquired libraries was $4.44 million, primarily due to the Cookie Jar, Epitome, Ragdoll, Echo Bridge, and Nerd Corps acquisitions (Q2 2015-$3.25 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $2.24 million (Q2 2015-$0.41 million), relating to the book value of the investment in film upon acquisition, is shown as a reduction of gross margin noted above]. For Q2 2016, amortization of P&E was up 14% to $1.17 million primarily due to the Epitome, DHX Television, and Nerd Corps acquisitions (Q2 2015-$1.03 million). For Q2 2016, amortization of intangible assets was up 108% to $2.29 million primarily due to the Epitome, DHX Television, Ragdoll, and Nerd Corps acquisitions (Q2 2015-$1.10 million, Cookie Jar, Ragdoll, Epitome, and DHX Television only).

Development Expenses and Other Charges and Tangible Benefit Obligation

During Q2 2016, there was $1.32 million recorded for development expenses and other charges (Q2 2015-$1.67 million), which related entirely to rebranding of the DHX Television channels (Q2 2015-severance and integration costs of $0.62 million and lease termination costs of $1.05 million).

Write-down of Certain Investments in Film and Television Programs

During Q2 2016, there was $0.50 million recorded for write-down of certain investments in film and television programs (Q2 2015-$0.02 million).

Acquisition Costs

During Q2 2016, there was $nil recorded for acquisition costs (Q2 2015-$1.08 million for Echo Bridge and Nerd Corps).

Finance Income (Expense)

For Q2 2016, the Company recorded net finance expense of $1.28 million versus $7.06 million net finance expense for Q2 2015. Q2 2016 net finance expense consists of $4.22 million for interest costs on long-term debt and capital leases (Q2 2015-$3.36 million), $0.20 million for finance and bank charges including interest on the revolving line of credit (Q2 2015-$0.42 million), accretion on the tangible benefit obligation of $0.23 million (Q2 2015-$0.22 million), and amortization of debt premiums of $0.01 million (Q2 2015-$(0.02) million), offset by finance income of $0.08 million (Q2 2015-$0.07 million), a foreign exchange gain of $2.55 million (Q2 2015-$0.48 million foreign exchange gain) and changes in the fair value of the redemption option on the Senior Unsecured Notes of $0.75 million (Q2 2015-$0.28 million).

Adjusted EBITDA

For Q2 2016, Adjusted EBITDA was $27.76 million, up $3.89 million or 16% over $23.87 million for Q2 2015. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q2 2016 was an expense of $3.27 million (Q2 2015-$2.03 million tax expense) made up of $3.99 million expense (Q2 2015-$5.09 million expense) for current income tax and deferred income tax recovery of $0.72 million (Q2 2015-$3.06 million recovery).

Net Income and Comprehensive Income

For Q2 2016 net income was $11.67 million ($0.09 basic and diluted earnings per share), compared to net income of $5.54 million ($0.05 basic and $0.04 diluted earnings per share) for Q2 2015, or an increase of $6.13 million in absolute dollars. For Q2 2016, net income adjusted was $12.59 million or $0.10 adjusted basic and $0.10 adjusted diluted earnings per share, adjusted for identified charges of $0.92 million (net of $0.40 million tax effect), as compared to $9.83 million adjusted net income for Q2 2015 adjusted for identified charges of $4.30 million (net of $0.70 million tax effect) or $0.08 adjusted basic and adjusted diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A.

Comprehensive income for Q2 2016 was $9.48 million, compared to comprehensive income of $3.22 million for Q2 2015, or an increase of $6.25 million in absolute dollars.

15

Liquidity and Capital Resources	December 31,	June 30,
	2015	2015
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)
Key Balance Sheet Amounts and Ratios:
Cash and restricted cash	60,561	42,907
Long-term assets	395,346	370,951
Working capital	230,873	198,162
Long-term and other liabilities	348,995	307,159
Working capital ratio (1)	1.84	1.83

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	(19,112)	2,224	(31,367)	853
Financing activities	69,029	36,720	64,217	203,125
Investing activities	(15,137)	(35,566)	(16,026)	(203,573)
Effect of foreign exchange rate changes on cash	271	119	830	272
Net cash inflows (outflows)	35,051	3,497	17,654	677

Adjusted Operating Activities (2)	6,970	5,444	(6,736)	11,319

(1)	Working capital ratio is current assets divided by current liabilities (see the unaudited interim condensed consolidated financial statements for the three and six months ended December 31, 2015 and 2014).
(2)	See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Certain of the past period figures for Adjusted Operating Activities may differ from the previously filed MD&A's due to Management's decision to change the definition of this calculation in 2015. Adjusted Operating Activities includes changes in bank indebtedness which Management believes relate to operations. Cash inflows from Adjusted Operating Activities are calculated as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Operating activities	(19,112)	2,224	(31,367)	853
Proceeds from (repayment of) bank indebtedness	4,673	(8,300)	9,173	(3,230)
Proceeds from (repayment of) interim production financing	21,409	(216)	15,458	(876)
Decrease in restricted cash	—	(50)	—	(34)
Exclude effect of capital transaction on bank indebtedness	—	10,310	—	10,310
Acquisition costs, net of estimated taxes	—	1,476	—	4,296
Adjusted Operating Activities	6,970	5,444	(6,736)	11,319

*Certain of the 2015 comparative figures have been adjusted to conform with the 2016 definitions.

Changes in Cash

Cash at December 31, 2015 was $60.56 million, as compared to $25.51 million and $42.91 million at September 30, 2015 and June 30, 2015, respectively.

For six months ended December 31, 2015, cash flows used in operating activities were $31.37 million. Cash flows used for operating activities were net income of $19.20 million and adding back non-cash items of amortization of P&E, intangible assets, finance fee expenses, write-down of certain investment in film and television programs, amortization of bond premium, movement in fair value of the embedded derivatives, tangible benefit related accretion expense, and share-based compensation of $2.18 million, $4.49 million, $0.79 million, $0.01 million, $0.75 million, $0.50 million, $0.46 million, and $2.91 million, respectively. Cash flows used in operating activities were for $4.44 million for unrealized foreign exchange gain, $15.67 million for net change in non-cash balances related to operations, which includes and outflow of $2.09 million in Tangible Benefit Obligation payments made during the period, $3.20 million for deferred income tax recovery, and $39.34 million for net change investment in film and television programs. The net cash outflow from operations for the six months ended December 31, 2015 is a direct result of i) the Company making a decision to ramp up its production activities at a time when demand for content is robust, ii) the Company acquiring additional content as part of the rebranding of DHX Television, and iii) the natural seasonality of the fall production and content acquisition seasons in both the production and broadcasting businesses. Specifically, during Q2 2016, the Company had episodic deliveries for seven proprietary series', including four live action series' (see page 13 for details of deliveries) and at December 31, 2015, the Company had an additional seven series' in progress, which have not yet completed any episodic deliveries. Additionally, at December 31, 2015, the net cost of the Company's productions in progress (refer to note 6 to the unaudited interim condensed consolidated financial statements for the three and six months ended December 31, 2015) was $29.2 million, at June 30, 2015 the balance was $23.2 million, and at December 31, 2014, the balance was $12.5 million. This is expected to reverse in the coming quarters as the Company moves through the 12-24 month production cycle.

16

For six months ended December 31, 2015, cash flows provided by financing activities were $64.22 million. Cash flows used in financing activities resulted from dividends paid of $3.59 million and repayments on long term debt of $6.80 million. Cash flows from financing activities were provided by proceeds from interim production financing of $15.46 million, proceeds from long-term debt of $47.20 million, employee share purchase loan, options, and warrants of $2.78 million, and proceeds from bank indebtedness of $9.17 million.

For six months ended December 31, 2015, cash flows used in investing activities were $1.36 million for acquisitions of P&E and $14.67 million for acquisition of and cost of generating intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $32.71 million as at December 31, 2015 versus June 30, 2015.

Based on the Company’s current revenue expectations for Fiscal 2016, which are based on contracted and expected production, distribution, M&L, broadcasting, and other revenue, the Company believes cash generated from operations and will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital totalling $230.87 million is sufficient to execute its current business plan.

Amended and Restricted Senior Credit Facilities

Concurrently with the closing of the acquisition of DHX Television, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the “Amended Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the terms of the existing credit facilities. The Amended Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) of up to $30,000 and a term facility (the “Amended Term Facility”) of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, also maturing on July 31, 2019.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, also maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US $20,000.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, which commenced in Q2 2015, with the remaining amount due on maturity.

17

All amounts borrowed pursuant to the Amended Senior Secured Credit Facility are guaranteed by the Company and certain of its subsidiaries (the "Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Guarantors.

Pursuant to the Amended Senior Secured Credit Agreement, the Company must maintain its Leverage Ratio at less than 3.50 times.

Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of senior unsecured notes due on December 2, 2021 with an aggregate principal amount of $175.0 million (the “Senior Unsecured Notes” or "Notes"). The Senior Unsecured Notes bear interest at 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

Net proceeds of $169.76 million from the issuance of the Senior Unsecured Notes were used to repay indebtedness under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18.0 million being repaid on the Amended Revolving Facility and $151.76 million being repaid on the Amended Term Facility, resulting in the recognition of a debt extinguishment charge, being a portion of the previously unamortized debt issue costs on the Amended Term Facility at the time of principal repayment.

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the "Put Option") whereby the lender can redeem all or part of the Senior Unsecured Note upon a change of control of the Company. On initial recognition, the Embedded Derivatives were recorded at their calculated fair value and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to its fair value at each reporting date and any change in fair value is recorded within finance expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net calculated fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

The Notes contain non-financial covenants and customary events of default clauses. As of December 31, 2015, the Company was in compliance with all of its covenants under the Notes.

Production Financing Agreement

On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd. At December 31, 2015, the Company had $8.42 million available on this facility.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, broadcasting, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at December 31, 2015, pursuant to the amended Senior Secured Credit, including but not limited to:

18

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production related cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	December 31, 2015
Leverage Ratio	< 3.5x	3.16
Fixed Charge Ratio	> 1.5x	2.71

As of December 31, 2015, the Company is in compliance with these ratios.

19

Contractual Obligations[6]

As of December 31, 2015
Payments Due by Period (All amounts are in thousands)	Total	Fiscal 2016	Fiscal 2017- 2018	Fiscal 2019- 2020	After Fiscal 2021
	$	$	$	$	$

Bank indebtedness (1)	9,173	9,173	—	—	—
Capital lease for equipment (2)	3,911	885	2,704	322	—
Other Liabilities (3)	29,062	5,933	11,866	8,406	2,857
Long-term debt payments (principal and interest) (4)	411,190	16,864	65,949	138,730	189,647
Operating leases (5)	47,775	3,366	13,350	9,321	21,738

Total Contractual Obligations	501,111	36,221	93,869	156,779	214,242

(1)	Revolving Facility with a maximum amount of $30.0 million bearing implied interest based on Bankers Acceptances at 5.04%.
(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from January 2016 to February 2019. Principal balances are included in note 8 to the unaudited interim condensed consolidated financial statements for the three and six months ended December 31, 2015.
(3)	Other liabilities include the tangible benefit obligation per DHX Television acquisition and other contractual liabilities.
(4)	See note 8(c) to the unaudited interim condensed consolidated financial statements for three and six months ended December 31, 2015 for details.
(5)	Pursuant to operating leases. See note 14 to the unaudited interim condensed consolidated financial statements for the three and six months ended December 31, 2015 for details.
(6)	In addition to the totals above, the Company has interim production financing owing in the amount of $83.20 million (see note 8(b) to the unaudited interim condensed consolidated financial statements for the three and six months ended December 31, 2015 for further details). The Company also has entered into various contracts to buy broadcast rights with future commitments totalling $10.44 million.

Outlook

The Company’s December 31, 2015 balance sheet remains strong with approximately $60.6 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 11,500 half-hour library, and licensing the best possible quality Children’s and Family programs with the goal of increasing cash flows from operations and profitability through existing production, television, and distribution streams and emerging distribution including digital, music and M&L opportunities. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 100-200 half-hours) organically and through the acquisition of third party titles.

Management's annual 2016 outlook, as previously reported, is reproduced and updated as required below.

Management’s Annual Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted. Management's Annual Targets included in this section has been prepared by, and is the responsibility of, the Company's management. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to Management's Annual Targets; and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect to this financial information.

20

Revenues

For Fiscal 2016, DHX expects the following targeted ranges:

•	For production revenue and producer and service fee revenues: $40-50 million and $42.5-50 million, respectively. Management expects quarterly revenue pacing revised slightly to be approximately 9%, 46%, 30%, 15%, and 31%, 25%, 24%, 20%, for Q1 to Q4, respectively.

•	For distribution (library) revenues, including both digital and traditional distribution revenue sources: $80-95 million. Management expects quarterly revenue pacing revised slightly to be approximately 16%, 21%, 31%, 32% for Q1 to Q4, respectively, noting that Q3 2015 included a couple of items not expected to recur in Q3 2016.

•	For M&L on owned brands (Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, Degrassi, Twirlywoos, Slugterra, and Make It Pop) including music, royalty, and live tour revenue: $23-27 million. Management expects quarterly revenue pacing for Q3 and Q4 to pick up during the remainder of the year.

•	For M&L represented, revised slightly upwards: $23-26 million, with the pacing split equally between Q3 and Q4.

•	For other revenue, including new media, revised slightly downwards: $3-5 million.

•	For DHX TV: $68-75 million (see "DHX TV Update" section for further details).

Gross Margins

Management has set the following target ranges for gross margins across its various revenue categories:

	Expected Quarterly Ranges	Expected Annual Ranges
Proprietary Production	30-45%	34-40%**
Production Service	35-45%	36-42%
Distribution	55-80%	63-72%
M&L-owned	50-70%	55-65%
DHX Television	50-65%	55-65%*
M&L-represented	90-100%	95-100%
Other, including New Media	15-35%	20-30%

*after implementation of the rebranding on November 30, 2015, margin has been increased 5-10% to factor in inventory cost synergies.

** margins have been revised slightly to reflect the expected product mix.

Operating Expenses (Income)

For Fiscal 2016, DHX expects normalized quarterly cash SG&A revised slightly upwards to range from $16-17 million, including all operations as we slightly ramp up resources in both distribution and M&L to take advantage of emerging growth opportunities in digital platforms and new territories, for example, China. Management expects this investment will pay off in the years to come with continued digital territory expansion and increased M&L revenues from owned properties. In addition, DHX expects to invest $2-4 million in non-recurring marketing and sales efforts in executing its rebranding strategy for DHX Television.

For Fiscal 2016, amortization for all categories and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of acquired libraries) and development expense when considered together are expected to be in the range of $24-29 million. For Fiscal 2016, non-cash share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $4-5 million and $2-3 million. For Fiscal 2016, cash finance expense is expected to range from $16-18 million.

As previously disclosed, the Company recorded a non-recurring expense for the tangible benefit obligation related to the acquisition of DHX Television of $14.2 million, which is further detailed in the section entitled "Tangible Benefit Obligation" under Operating Expenses (Income). During Fiscal 2016, the Company expects to use cash of $2-4 million to fund the tangible benefit obligation, $2.09 million of which were incurred in the six months ended December 31, 2015.

21

As noted, results of operations for any period are dependent on the number and timing of film and television programs delivered and the licensing deals contracted; accordingly, period results may vary.

Live Tours Update

During Q1 2016, the Company completed its 2015 Big Ticket Summer Concert tour, performing 7 shows in 7 Canadian cities.   The Company also announced plans for The Next Step Wild Rhythm Tour, which will travel to 22 Canadian cities and 8 international cities across Ireland, Spain and the UK, beginning in February 2016 and will be recognized in Q3 2016 and Q4 2016. Management believes that there are additional live tour opportunities based on other proprietary brands building momentum, including potentially Make It Pop, Teletubbies, and Twirlywoos. This represents potential upside for touring and M&L revenues and Management will provide an update as these plans unfold in upcoming periods.

Recent Transactions

DHX Television Update

On April 15, 2015, the Company announced that it would rebrand three of DHX Television's four channels and transition away from its content supply agreement with the Walt Disney Company (“Disney”) and the rebranding strategy launched in early September 2015. In November 2015, as part of the transition following the discontinuation of the Disney output agreement, Disney Junior (English) and Disney XD was rebranded to leverage the Family Channel brand, as Family Junior (English) and Family CHRGD, respectively. Disney Junior (French) was rebranded as Télémagino. These rebrandings will leverage on Family Channel's status as the most watched children's service in the country among kids age 8-14, 12-17, and 2-17 in Canada.

We are very pleased to report that agreements are now in place for all broadcast distribution undertakings (or "BDUs") affiliate negotiations presently due for renewal and the majority of the underlying subscribers/economics are subject to multi-year agreements.

DHX Television commenced with the new and original lineup in January 2016. The content driven strategy and rebranding will be built upon on the following: i) commissioning new and original content, including utilizing its own proprietary animation and production teams; ii) leveraging its 11,000 + half-hour library; and iii)  augmenting its content strategy with new and compelling content supply agreements.

As outlined in "Results for the three months ended December 31, 2015 (“Q2 2016”) compared to the three months ended December 31, 2014 (“Q2 2015”)" section, though still very early in the rebranding process, Management is pleased to report that while DHX Television revenue for Q2 2016 was down 14% (as expected and disclosed in Q1 2016 MD&A) to $18.78 million from $21.91 million in Q2 2015, gross margins increased to 67%, above the high end of Management's expectations (see "Outlook" section) or $12.57 million in Q2 2016 from 52% or $11.36 million in Q2 2015 as a result of external lower content costs and seasonal increases in advertising and promotion revenues. Management remains committed to its targets for Fiscal 2016 and reaffirms expected new DHX Television revenue levels, gross margin, and expected content cost savings. We will revise prospectively if and when new information becomes available.

In conjunction with the announcement of the rebranding and consistent with the planned strategy, the Company entered into a multi-year agreement with Mattel that brings more than 70 hours of new episodes and specials to air on DHX Television’s networks.  The deal will see the addition of content from premiere Mattel brands such as Barbie™, Monster High®, Hot Wheels®, Thomas & Friends® and Bob the Builder® across DHX Media’s channels.

DHX Media/DreamWorks Co-Production and Licensing Deals

During Q2 2016, the Company entered into a 5 year agreement with DreamWorks Animation ("DreamWorks") to co-produce 130 episodes of original animated children's content at DHX Studios, which will air in Canada on DHX Television's suite of channels. In addition to the co-production activities, DHX Television has licensed more than 1,000 half-hours of programming from DreamWorks, including Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, The Croods, and others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights. These co-production and licensing agreements help to further build out DHX Television's compelling content slate.

22

DHX Media/Mattel Strategic Pact

During Q2 2016, the Company entered into a long-term co-production and license agreement with Mattel, Inc. ("Mattel") whereby DHX and Mattel will jointly fund, co-develop, and co-produce various forms of new content for certain Mattel properties, including Bob the Builder®, Fireman Sam®, Little People®, and Polly Pocket®. DHX Studios will work with Mattel to develop and produce the new content, while DHX Distribution will manage the global distribution of both the existing and new content, while Mattel will take the lead on global brand management and consumer products. Management expects the Mattel arrangement to be immediately accretive to results for Fiscal 2016 and beyond.

DHX Studios Vancouver

The Company announced that it will commence the construction of a 75,000 square foot leased studio in Vancouver. The studio will combine the Company's existing 2D and CGI animation studios in Vancouver and is expected to result in significant operating efficiencies. While the budget and timing have not yet been finalized, the incremental capital expenditures are expected to range from $7-10 million, commencing in late Fiscal 2016 and concluding in Fiscal 2018.

Listing on NASDAQ

On June 30, 2015, the Company's Variable Voting Shares commenced trading on NASDAQ under the symbol DHXM. On July 6, 2015, the Company announced a marketed, underwritten offering of up to 8,700,000 variable Voting Shares and Common Voting Shares, with an overallotment of up to 1,305,000 Variable Voting Shares and Common voting Shares ("the Offering"). On July 9, 2015, as a result of market conditions, the Company withdrew the Offering.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2015 and 2014 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

23

Credit Risk

Credit risk arises from cash, restricted cash, and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash, restricted cash, deposits, and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $1.50-2.00 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities (see note 15 of the unaudited interim condensed consolidated financial statements for December 31, 2015 for further details). As at December 31, 2015 the Company had cash and restricted cash on hand of $60.56 million (June 30, 2015 - $42.91 million).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits (note 5) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. While inherently difficult to estimate, Management estimates 1% change in the USD, GBP or Euro exchange rate would have less than a $1.0-1.5 million effect on net income and comprehensive income.

24

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. These specific and general risks are as follows: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details see “Risk Factors” contained in the Company’s 2015 Annual MD&A and the Company's most recent Annual Information Form, filed September 28, 2015, on www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 28, 2015, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2015, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the six months ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Normalized Net Income, Gross Margin, and Adjusted Operating Activities.

25

“Adjusted EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Amortization includes amortization of property & equipment, expense of acquired libraries, and intangible assets. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is net income (loss).

“Adjusted Net Income” is a non-GAAP financial measure which adjusts net income (loss) for identified charges, net of tax effect. Adjusted Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is net income (loss).

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and effective for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is net income (loss).

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, excluding specifically identified financing and investing activities, changes in restricted cash, and identified charges, net of tax, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance. The most comparable GAAP measure is cash flows from operating activities.

Reconciliations of historical results to both Adjusted EBITDA and Adjusted Net Income are presented on the following pages.

26

Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income, Adjusted EBITDA, and Gross Margin, based on the unaudited interim condensed consolidated financial statements for the three and six months ended December 31, 2015 and 2014 of the Company found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

			Six Months	Six Months
	Q2-2016[1]	Q2-2015[1]	2016[1]	2015[1]
	($000)	($000)	($000)	($000)
Net income (loss) for the period	11,671	5,539	19,195	(2,194)
Provision for income taxes	3,272	2,035	4,639	(363)
Interest expense, net[2]	4,343	3,703	8,647	7,090
Amortization[3]	7,897	5,376	13,211	8,541
Share-based compensation expense	1,817	1,105	2,908	1,711
Finance expense (excluding interest), net[2]	(3,057)	3,354	(5,424)	1,681
Tangible benefit obligation expense[4]	—	—	—	14,215
Acquisition costs[5]	—	1,077	—	4,995
Write-down of certain investment in film and television	500	15	500	15
Development and other expense[6]	1,316	1,665	2,455	1,905
Adjusted EBITDA[1]	27,759	23,869	46,131	37,596
Selling, general and administrative, net of share-based compensation expense and other one-time adjustments	16,528	13,638	32,713	24,985
Gross Margin[1]	44,287	37,507	78,844	62,581

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details; certain of the 2015 comparatives have been reclassed to align with the 2016 definitions.

2Finance expense per the financial statements has been split between its interest and non-interest components.

3Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: Q2 2016-$3.46 million and $4.44 million, respectively (Q2 2015-$2.13 million and $3.25 million, respectively) and Six Months 2016-$6.67 million and $6.54 million, respectively (Six Months 2015-$3.80 million and $4.74 million, respectively).

4See the "DHX Television Tangible Benefit Obligation" section of the 2015 Annual MD&A for additional details.

5Adjustments for specifically identified acquisition costs of Q2 2016-$ nil (Six Months 2016-$nil) (Q2 2015-$1.08 million) (Six Months 2015-$5.00 million).

6 For Q2 2016, Development and other expenses includes costs related to the rebranding of DHX television of $1.32 million, severance and integration costs of $nil, lease termination costs of $nil, and development costs of $nil (Q2 2015-$nil, $0.62 million, $1.05 million, and $nil, respectively) (Six Months 2016-$2.05 million, $0.40 million, $nil, and $nil, respectively) (Six Months 2015-$nil, $0.85 million, $1.05 million, and $nil, respectively).

27

Reconciliation of Historical Results to Adjusted Net Income

Adjusted Net Income is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP. Accordingly, Adjusted Net Income may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted Net Income should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator or the Company's performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income to adjusted net Income and on the Company's consolidated financial statements found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see "Use of Non-GAAP Financial Measures" elsewhere in the MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q2 - 2016[1]	Q2 - 2015[1]	Six Months 2016[1]	Six Months 2015[1]
	$000	$000	$000	$000
Net income (loss) for the period	11,671	5,539	19,195	(2,194)

Acquisition costs, net of estimated tax effect	—	1,476	—	4,296
Tangible benefit obligation, net of estimated tax effect	—	—	—	10,448
TV Rebranding costs, net of estimated tax effect	923	—	1,439	—
Severance costs, lease termination and other, net of estimated tax effect (included in Development expenses and other)	—	—	281	—
Debt extinguishment charge	—	2,817	—	2,817

Adjusted net income[1]	12,594	9,832	20,915	15,367

1See "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

28

DHX MEDIA LTD.

Q2 2016

Supplemental Information

29

I. Summary of securities issued and options and warrants granted during the six months ended December 31, 2015 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

		Value
	Number of Common Shares	$
Balance at June 30, 2015	123,982,312	236,757

Shares issued as part of employee share purchase plan	7,587	69

Balance at September 30, 2015	123,989,899	236,826

Shares issued as part of employee share purchase plan	7,101	60
Dividends reinvested	18,946	154
Options exercised	1,563,125	3,855

Balance at December 31, 2015	125,579,071	240,895

b.	Summary of options and warrants

Options	Number of Options	Weighted-average exercise price

Balance at June 30, 2015 and September 30, 2015	6,353,750	$5.10
Options granted to employees	2,071,500	$8.37
Options exercised	(1,563,125)	$1.70

Balance at December 31, 2015	6,862,125	$6.84

c.	Summary of securities as at the end of the reporting period

1.	Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

2.	Shares outstanding and recorded value

125,579,071 common shares at a recorded value of 240,895, comprised of 90,826,101 common voting shares and 34,752,970 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

i.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

30

ii.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively.

3.	Description of options

See note 12(d) of the audited consolidated financial statements for the year ended June 30, 2015.

II.	Directors and officers as at December 31, 2015

Directors
Elizabeth Beale (2)	Director
David Colville (2) (3)	Director
Sir Graham Day (2) (3) (4)	Director
Michael Donovan (1)	Executive Chairman, Director
Deborah Drisdell	Director
Dana Landry	CEO, Director
Geoffrey Machum, QC (4)	Chair of Corporate Governance and Nominations Committee, Director
Robert Sobey (3)	Chair of the Human Resources and Compensation Committee, Director
Catherine Tait (1)	Director
Donald Wright (2) (3) (4) (5)	Lead Director of DHX, Chair of the Audit Committee

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee

31

(5)	Donald Wright is Chairman of the board of directors of Jaguar Resources Inc. (“Jaguar”). On May 6, 2015, the Alberta Securities Commission and on May 8, 2016 the British Columbia Securities Commission issued cease trade orders (the “Cease Trade Orders”) against Jaguar for failure to file its annual audited financial statements, annual management's discussion and analysis, and certification of the annual filings, for the year ended December 31, 2014 (the "Annual Disclosure Materials") pursuant to which trading in Jaguar’s securities was prohibited. Although the Cease Trade Orders are still in effect, Jaguar filed the Annual Disclosure Materials on October 9, 2015 and is in the process of applying to have the Cease Trade Orders lifted.

Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development

32